Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax
Brenden Carroll Partner brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3333 Fax

October 23, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Chritina DiAngelo Fettig

Re:	AFL-CIO Housing Investment Trust (the “Registrant” or the “Fund”)
(File Nos. 811-03493; 333-59672)

Dear Ms. DiAngelo Fettig:

This letter responds to comments that you conveyed to Jonathan Blaha and me via telephone on September 18, 2025. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form N-CSR for the Fund, relating to the fiscal year ended December 31, 2024 (the “Form N-CSR”).

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meaning specified on the Form N-CSR.

COMMENTS TO THE TAILORED SHAREHOLDER REPORT

Comment 1.	For the Fund’s costs for the past twelve months based on a hypothetical $10,000 investment, please confirm that you are calculating the costs in accordance with Form N-1A Item 27A(c), Instruction 2(a).

Response 1.          The Registrant confirms that the costs were calculated in accordance with Form N-1A Item 27A(c), Instruction 2(a).

Comment 2.	For the average annual total returns chart, you have included gross returns. That is neither required nor permitted by Form N-1A Item 27A. Please remove the gross return in future filings.

Response 2.          The Registrant acknowledges the Staff’s comment and will update the disclosure in future filings.

Comment 3.	In the fund holdings section, in future filings, please disclose whether the charts are based on net assets, total investments, or total exposure.

Response 3.          The Registrant acknowledges the Staff’s comment and will update the disclosure in future filings.

COMMENTS REGARDING THE FINANCIAL STATEMENTS AND THE FUND’S INVESTMENT IN HIT ADVISERS

Comment 4.	Please provide a consolidation analysis regarding the Fund’s investment in HIT Advisers.

Response 4.          The Registrant has reviewed the relevant guidance and concluded that consolidating the financial statements of HIT Advisers with the Fund is neither required, nor appropriate, under current regulations applicable to investment companies.

There are two relevant sources of accounting guidance on consolidation. The Registrant has reviewed Topic 810 Consolidation and specifically guidance for 946 Financial Services—Investment Companies. Paragraph 810-10-15-10(a)(3) states that consolidation by an investment company of a non-investment-company investee is not appropriate. ASU 2013-08, specifically ASC 946-10-15-6, states that an investment company has the following basic characteristics:

●	It is an entity that: 1) obtains funds from one or more investors and provides the investors with investment management services; and 2) commits to its investors that its only business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

●	The entity or its affiliations do not obtain or have the objective of obtaining return or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Under the above guidance, HIT Advisers is not an investment company. ASC 946-810-45-3 provides an exception to the principles stated in ASC 946-10-15-6 if the investment company has an investment in an operating entity that provides services to the investment company (e.g., investment adviser or transfer agent services). In those cases, if the purpose of the investment is the provision of services to the investment company rather than to realize a gain on the sale of the investment, and the investment company holds a controlling interest in such an operating entity, consolidation is deemed appropriate. The Fund has been and will continue to be internally managed and HIT Advisers has not and will not serve as a registered investment adviser to the Fund. Therefore, the exception provided in ASC 946-810-45-3 is not applicable with respect to HIT Advisers.

The Registrant has also reviewed the SEC Division of Investment Management’s 2014 release related to investment company consolidation (IM Release No. 2014-11). This release notes that, “[i]n deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant.”

The Registrant has concluded that it would not be appropriate for the Fund to consolidate the financial statements of the Fund and HIT Advisers. Such consolidation would not be permitted as HIT Advisers is not an investment company and consolidation would not provide the most meaningful picture of the Fund and its operations. Moreover, HIT Advisers is not a service provider to the Fund within the meaning of ASC 946-810-45-3.

Comment 5.	Please supplementally explain in correspondence how the disclosure requirements in (a) Reg. S-X Rule 12-14 have been met. Please also supplementally explain how the requirements of (b) Reg. S-X Rule 6-04.2, (c) Rule 6-07.1, and (d) Rule 6-07.7 have been addressed.

Response 5.

a.          Reg. S-X Rule 12-14: The Registrant acknowledges the Staff’s comment and submits that the disclosure requirements of Reg. S-X Rule 12-14 are met in Note 3 to the Financial Statements (Transactions with Related Entities).

b.          Reg. S-X Rule 6-04.2: The Registrant acknowledges the Staff’s comment and submits that, because the investment in HIT Advisers is less than 0.01% of the Fund’s net assets, listing its value on the balance sheet would be immaterial and could be severely distorted due to rounding. Therefore, the Registrant has included it as part of “Other Assets” in the Statement of Assets and Liabilities and provides a further explanation of the holding in Footnote 8 to the Schedule of Investments, which the Registrant submits provides a more complete explanation of the investment to Shareholders than to list it as a separate line item in the Statement of Assets and Liabilities. The Registrant will amend future filings to include a disclosure in Note 3 stating that such balances are reported under “Other Assets” on the Statement of Assets and Liabilities.

c.          Reg. S-X Rule 6-07.1: The Registrant acknowledges the Staff’s comment and submits that, because any income received from HIT Advisers does not exceed five percent of the total investment income of the Fund, it does not require a separate disclosure in the Statement of Operations under Reg. S-X 6-07.1 and, therefore, the disclosure requirement has been met.

d.          Reg. S-X Rule 6-07.7: The Registrant acknowledges the Staff’s comments and notes that the required disclosure is provided in Note 3 to the Financial Statements (Transactions with Related Entities). The Registrant submits that, due to the size of the investment in HIT Advisers, including the information in the Statement of Operations would be immaterial and that including the disclosure in the Note 3 to the Financial Statements, alongside further disclosure regarding the Fund’s investment in HIT Advisers, provides shareholders with a more complete explanation of the investment. The Registrant will amend future filings to include a disclosure in Note 3 stating that such balances are reported within the applicable line items on the Statement of Operations.

Comment 6.	Please supplementally confirm in correspondence that the significance tests of Reg. S-X Rule 1-02(w)(2) have been performed.

Response 6.          The Registrant confirms that the significance tests of Reg. S-X Rule 1-02(w)(2) have been performed.

Comment 7.	Note 3 to the Financial Statements (Transactions with Related Entities) discloses an ending balance of advances to the HIT Advisers. Please clarify how this relates back to the balance sheet and where this would be disclosed on the balance sheet.

Response 7.          The Registrant confirms that this ending balance is included as part of “Other Assets” in the Statement of Assets and Liabilities. The Registrant will include additional disclosure in Note 3 to the Financial Statements to clarify this information in future filings.

Comment 8.	Note 3 to the Financial Statements (Transactions with Related Entities) also discloses that the Fund maintains an allowance for doubtful receivable due to aging balances. Please explain what this is.

Response 8.          In addition to its interest in HIT Advisers, the Fund provides HIT Advisers advances to assist with its operations and cash flow management as needed. Advances are expected to be repaid as cash becomes available. As with many start-up operations, however, when the Fund first took its interest in HIT Advisers, there was no certainty that HIT Advisers would generate sufficient revenue to cover its operations and liabilities and the Fund determined an allowance for doubtful receivables due to an aging balance under Generally Accepted Accounting Principles. As of December 31, 2024, the Fund maintains an allowance for doubtful receivables for HIT Advisers of $600,000. The Fund will provide additional disclosure in future filings to explain this allowance.

COMMENTS REGARDING THE BALANCE SHEET

Comment 9.	Please confirm whether there are any open payables to directors or trustees. If so, please disclose these open payables separately per Reg. S-X, Rules 6-04(12) and 6-03(l).

Response 9.          The Registrant confirms that there are no open payables to directors or trustees.

Comment 10.	The Schedule of Portfolio Investments – Short Term Investments discloses a holding in Blackrock Federal Funds. If this is a multiple-class fund, please disclose the class of shares of the Fund in future filings.

Response 10.        The Registrant acknowledges the Staff’s comment and will update the disclosure in future filings.

COMMENTS REGARDING THE NOTES TO FINANCIAL STATEMENTS

Comment 11.	Note 1 to Financial Statements – Investment Valuation – Last Paragraph: FASB ASC 820-10-50-2(g) requires a narrative description of the uncertainty of fair value measurements. The disclosures states that “[a] change in unobservable inputs may impact the value of the loans.” This disclosure is vague and generic in nature. Please review the disclosure requirements and consider updating the disclosure in future filings.

Response 11.        The Registrant acknowledges the Staff’s comment and will consider updating the disclosure in future filings when assessing the unobservable inputs relevant to the Fund’s holdings during the fiscal period.

Comment 12.	Note 1 to Financial Statements – Investment Valuation – Last Paragraph: This paragraph discloses the weighted average lives of the investments. FASB ASC 820-10-50-8 requires:

(a)	that these quantitative disclosures be presented in a tabular format; and

(b)	disclosure of the weighted average and an explanation of how the weighted average was calculated.

Response 12.        The HIT acknowledges the Staff’s comment and will update the disclosure in future filings.

Comment 13.	Note 1 to Financial Statements – Investment Valuation – Last Paragraph: The Fund’s investment in HIT Advisers was not specifically referenced in the disclosure identifying the Level 3 securities held by the Fund. Please ensure that this disclosure includes required disclosure for the investment in HIT Advisers.

Response 13.        The Registrant acknowledges the Staff’s comment and respectfully notes that HIT Advisers is noted to be a Level 3 investment in the Schedule of Portfolio Investments and the valuation methodology for HIT Advisers is provided the eighth paragraph of Note 1 to the Financial Statements – Investment Valuation.

Comment 14.	Note 1 to Financial Statements – Investment Valuation – Second Paragraph – Second Sentence: FASB ASC 946-320-40-1 requires disclosing whether gains and losses are calculated by specific identification or average cost method. Please make this disclosure in future filings. The current disclosure states that “[g]ains and losses on securities sold are determined on the basis of amortized cost.”

Response 14.        The Registrant acknowledges the Staff’s comment and will update the disclosure in future filings.

Comment 15.	Note 8 to Financial Statements – Paragraph Immediately Following Bullet Point c: The disclosure states that, “[m]ost recent PPA zone status is for 2022 Plan Year….” FASB ASC 715-80-50-3 defines “most recently available information” as the date through which subsequent events have been evaluated. Please confirm that the most recent zone status was evaluated as of the date through which the subsequent events were evaluated.

Response 15.        The Registrant confirms that the most recent zone status was evaluated as of the date through which the subsequent events were evaluated.

COMMENT REGARDING FORM N-CEN

Comment 16.	Please confirm whether the Fund should have checked the box for Item C.7(n)(v) because of its unfunded commitments.

Response 16.        The Registrant confirms that it should not have checked the box for Form N-CEN Item C.7(n)(v).

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3458.

Best regards,

/s/ Brenden Carroll
Brenden Carroll